SECURITIES AND EXCHANGE COMMISSION
Washington D.C., 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM                      TO                     .
COMMISSION FILE NO. 1-34073

A.	Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:
The Huntington 401(k) Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
Huntington Bancshares Incorporated
Huntington Center
41 South High Street
Columbus, Ohio 43287

THE HUNTINGTON 401(k) PLAN
REQUIRED INFORMATION
Item 4. Financial Statements and Supplemental Schedule for the Plan.
The Huntington 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and a supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements and supplemental schedule for the fiscal year ended December 31, 2025, are included as Exhibit 99.1 to this report on Form 11-K and are incorporated herein by reference. The Plan financial statements and supplemental schedule as of and for the year ended December 31, 2025 have been audited by Ary Roepcke Mulchaey, P.C., Independent Registered Public Accounting Firm, and their report is included therein.
EXHIBITS

23.1	Consent of Independent Registered Public Accounting Firm, Ary Roepcke Mulchaey, P.C.

99.1
Financial statements and supplemental schedule of The Huntington 401(k) Plan for the fiscal years ended December 31, 2025 and 2024, prepared in accordance with the financial reporting requirements of ERISA.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, Huntington Bancshares Incorporated has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE HUNTINGTON 401(k) PLAN

Date:	June 25, 2026	By:	/s/ Zachary J. Wasserman
Zachary Wasserman
Sr. Executive Vice President and Chief Financial Officer
Huntington Bancshares Incorporated